12028007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 7/12/12

DIVISION OF
CORPORATION FINANCE

Received SEC

SEP 0 4 2012

Washington, DC 20549

September 4, 2012

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 9-4-12

James A. Mercer III
Sheppard, Mullin, Richter & Hampton LLP
jmercer@sheppardmullin.com

Re: National Technical Systems, Inc.
Incoming letter dated July 12, 2012

Dear Mr. Mercer:

This is in response to your letters dated July 12, 2012 and July 17, 2012 concerning the shareholder proposal submitted to National Technical Systems by Ronald Part. We also have received letters from the proponent dated July 13, 2012 and July 18, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ronald Part
*** FISMA & OMB Memorandum M-07-16 ***

September 4, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: National Technical Systems, Inc.
Incoming letter dated July 12, 2012

The first proposal requests that the inspectors of elections "be reminded" that it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

The second proposal requests that the inspectors of elections "be reminded by letter from the current CFO of NTSC" that it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

We are unable to concur in your view that National Technical Systems may exclude the first proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the first proposal is materially false or misleading. Accordingly, we do not believe that National Technical Systems may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that National Technical Systems may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that National Technical Systems may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that National Technical Systems may exclude the second proposal under rule 14a-8(e)(2) because National Technical Systems received it after the deadline for submitting proposals. We note in particular your representation that National Technical Systems did not receive the second proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if National Technical Systems omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: RONALD PART*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, July 18, 2012 12:12 PM
To: shareholderproposals
Cc: jmercer@sheppardmullin.com
Subject: National Technical Systems, Inc. Shareholder Proposal

VIA E-MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen:

I am responding to the e-mail below from James Mercer regarding his intent to exclude my proposal from the NTSC proxy statement because I have missed some alleged NTSC deadline. This is another example of NTSC's cavalier and consistently adversarial attitude toward their shareholders.

I initially e-mailed various members of the NTSC Board of Directors with my proposal on **October 19, 2011**. I did not receive a single response from them until **June 8, 2012** - approximately ***eight months*** after I sent them my proposal. I was not late in sending them my proposal; they were extremely tardy in answering it and it is due to their eight month delay in responding to me that we are past their self-imposed and arbitrary deadline. You will note that just last week Mr. Mercer was heavily involved in this proposal and wrote you a six page letter arguing against its inclusion on various grounds. Now, all of a sudden, all of that is moot because the deadline for inclusion was June 26? No one at this company ever mentioned this deadline before, and they were actively negotiating with me after this date.

My proposal should not be excluded from the proxy statement because *it is NTSC's eight month period of inaction that has placed us past their alleged deadline*. Why should my proposal be excluded due to their negligence and delay?

Thank you,
Ronald Part

From: JMercer@sheppardmullin.com
To: shareholderproposals@sec.gov
CC: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: National Technical Systems, Inc. Shareholder Proposal
Date: Tue, 17 Jul 2012 13:54:03 +0000

July 17, 2012
VIA E-MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen:

We are responding on behalf of our client National Technical Systems, Inc. ("NTS") to the email from Ronald Part to the Office of the Chief Counsel dated July 13, 2012. In accordance with Staff Legal Bulletin No. 14F (October 18, 2011), NTS intends to exclude the revised proposal contained in Mr. Part's email from its proxy statement for the upcoming Annual Meeting of Shareholders for 2012 because it was not timely submitted under Rule 14a-8(e). The Company's definitive proxy materials for the Annual Meeting of Shareholders for 2011 were mailed to shareholders on August 11, 2011. In order to be timely submitted under Rule 14a-8(e) and the Company's bylaws, shareholder proposals were required to be submitted by June 26, 2012. This deadline was contained in NTS's proxy statement mailed in connection with the 2011 Annual Meeting of Shareholders. This defect cannot be cured at this time. Accordingly, we are providing the notice to your office and a copy of this correspondence is being delivered to Mr. Part in accordance with Rules 14a-8(f) and (j).

If any additional information is needed with respect to these matters, you can reach me by telephone at (858) 720-7469, email at jmercer@sheppardmullin.com, or fax at (858) 523-6705.

James A. Mercer III

James A. Mercer, III
Partner
+1.858.720.7469 | From the U.S.
+44(0)207.199.5953 | From the U.K
JMercer@sheppardmullin.com | Bio

SheppardMullin
Sheppard Mullin (UK) LLP
One London Wall, London, EC2Y 5EB
www.SheppardMullin.com

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 13, 2012 5:56 PM
To: shareholderproposals@sec.gov
Cc: Jamie Mercer
Subject: National Technical Systems, Inc. Shareholder Proposal

July 13, 2012

Via E-Mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen,

As a long time shareholder, I am saddened and quite surprised to see that NTSC is spending so much time, effort, and expense to squash my two sentence proposal that merely asks them to conduct fair and impartial annual elections.

First, a brief recap of why I feel this simple proposal is necessary. I own a small amount of NTSC stock, but many large shareholders seem to have lost faith in the management of this Company. They got together and submitted some proposals for last year's annual meeting; the most important being a suggestion that the company consider hiring an investment banker to investigate the sale of NTSC. Naturally, the Company went to great lengths to defeat these proposals. Besides many other tactics which are not germane to this proposal, they moved the annual meeting, which usually takes place in Los Angeles near the great majority of shareholders, to a small town in Illinois. I believe this was done in part to avoid embarrassing questions and comments from shareholders which the Company regularly faces in Los Angeles. I was under the impression that the votes for these various "13D shareholder group" proposals would be electronically tallied and delivered to NTSC, but it turns out that the leader of the "13D" proxy movement decided to deliver the votes in person at the annual meeting. When, for whatever reason, the gentlemen arrived *no more than five minutes after the start of the meeting*, he was told that the election was closed and his very large number of votes would not be counted. This information was given to me by a man who was at the meeting, and I have heard it secondhand from several other sources. In speaking with several shareholders who have attended over a dozen NTSC meetings, they have never seen the elections close in such a short period of time and recall most elections being opened for quite a while.

As to Mr. Mercer's letter, I submit the following:

- **Rule 14a-8(i)(6)** – My proposal does not interfere with the ability of the Inspectors of Election to determine when the polls close. In fact, the first sentence ("Notwithstanding the fact that the Inspectors of Election shall determine when the polls close") reiterates that they have that sole authority. The proposal merely seeks to remind them that, in the interest of "fairness to all shareholders", the polls remain open for a reasonable amount of time. They would still be within their rights to ignore the wishes of the shareholders and conduct another five minute election if they so desired.

As to the Board's great confusion as to who should handle this task and how it should be done, I would gladly revise my proposal to state that the present CFO of the Company should handle this task by letter.

Rule 14a-8(i)3 – I do not agree that this proposal contains false or misleading statements, but I would be glad to clarify or revise the things that Mr. Mercer finds troubling.

"five million votes were cast" Yes, I suppose that can be unclear depending upon how you define "cast". Five million votes were made, but they were thrown in the trash by NTSC, so maybe technically they were not cast if you believe "cast" means placed in the ballot box. I would gladly revise this to something like "five million votes were not allowed to be cast" or "five million votes arrived several minutes late and were not counted".

- "the votes had to be hand delivered" My mistake. I will strike that sentence.

- "a cowardly act…" If Mr. Mercer is uncomfortable with this language, I would consider changing the wording, but notice that he never specifically refutes the claim in his entire six page letter that the annual meeting

election was ***less than five minutes long.*** The votes were technically not "cast" against the company because the election was not, in my opinion, conducted with "fairness to all shareholders" as required by California law. If a meeting starts at 11:00am and the election is closed at 11:05am, is that fair?

As to Mr. Mercer's other assorted claims that my explanation of the reasons behind my proposal are vague or misleading, that of course depends upon whose side you are on. He claims that my statement that there were "approximately five million cast against the company" is vague and misleading. The only reason that we don't know how many "13D" votes there were is because NTSC refused to accept them due to their "quick count" election. I would gladly rephrase that to state that a large number of votes would have been cast in opposition to the Company's wishes.

As to the statement that the votes had to be hand delivered, that is my mistake and I will gladly remove it. I was under the impression that this had to be the case since it did not make much sense to me that the 13D shareholders were doing this by hand unless it was required.

Nowhere in my statement do I imply that the voting process was illegal, and I would like Mr. Mercer to point out where he sees that phrase or suggestion. As to his claim that the election was run in accordance with the law, you will once again see that Mr. Mercer takes ten sentences to describe the events of the election, but once again dances around my information that this election was closed within five minutes of the start of the 11:00am meeting. Technically, since the Inspectors of Election alone determine the length of the voting period, a ten second election would be "in accordance with state law", but Mr. Mercer conveniently ignores the final portion of the law which states that they shall "conduct the election or vote with fairness to all."

Regarding my comment that this election was a cowardly act that goes against everything American, that is my opinion and is not meant as any kind of personal attack on the people involved with this Company or the election. I do not know any of them. Once again, Mr. Mercer doesn't refute the claim of the five minute voting period. In one of the most important elections in this Company's history, when they knew millions of votes against their wishes were on the way, it certainly seems to me that closing the voting period more quickly than they have ever done in the past is not a shining example of fairness.

As to Mr. Mercer's fifth bullet point, I have already stated that I can revise my proposal to state that the CFO would be instructed to deliver a letter to the Inspector of Elections. Mr. Mercer's confusion as to why a longer election period would be beneficial is perplexing to me. Having an election longer than five minutes for a publically held company is beneficial to everyone voting so that even the slightest hint of impropriety is eliminated. Does he think that all of the people whose votes were not counted believe that this election was fair? Every election should be sufficiently long enough to allow all of the votes to be cast. Finally, if Mr. Mercer anticipates that future Inspectors of Election will have such difficulty determining how long the meetings might be, and therefore how long the voting should remain open, I suggest they ask the Company how long the last five annual meetings have been, and then use those figures to come up with a reasonable amount of time for voting. If this is too difficult for them, I suggest that the Company employ Inspectors of a higher caliber.

In closing, I believe that my slightly revised proposal, as outlined below, is certainly not false or misleading. The Company's claims are based on their interpretation of events and their definitions of various words. Is a vote "cast" when the voter puts his "X" on the ballot, or when it is mailed in, or when it is given to the Inspector of Elections? Is an election that is technically in accordance with state law "fair", as required, if it is only five minutes long? The Company's various protests against my proposal are based on semantics and a very narrow and incomplete reading of California law. Please note, once again, that in his six page letter

against my two sentence proposal that Mr. Mercer never describes just how long those polls were open. He certainly goes into great detail about everything else. Why do you think he never states that those polls were open for a half hour, or twenty minutes, or any other reasonable amount of time?

Revised Proposal:
In 2011, I cast my votes for several proposals that were in direct opposition to the Board's wishes. Unfortunately, in a cowardly act that goes against everything American, those running the meeting closed the election within five minutes of its start, and those many votes were never counted. Therefore, I propose the following:

Notwithstanding the fact that the Inspectors of Election shall determine when the polls close, I request that they be reminded by letter from the current CFO of NTSC that in order to conduct an impartial election with fairness to all shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

Sincerely,
Ronald Part

Cc: James Mercer (via e-mail)

From: Jamie Mercer [JMercer@sheppardmullin.com]
Sent: Tuesday, July 17, 2012 9:54 AM
To: shareholderproposals
Cc: 'RONALD PART'
Subject: RE: National Technical Systems, Inc. Shareholder Proposal

July 17, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen:

We are responding on behalf of our client National Technical Systems, Inc. ("NTS") to the email from Ronald Part to the Office of the Chief Counsel dated July 13, 2012. In accordance with Staff Legal Bulletin No. 14F (October 18, 2011), NTS intends to exclude the revised proposal contained in Mr. Part's email from its proxy statement for the upcoming Annual Meeting of Shareholders for 2012 because it was not timely submitted under Rule 14a-8(e). The Company's definitive proxy materials for the Annual Meeting of Shareholders for 2011 were mailed to shareholders on August 11, 2011. In order to be timely submitted under Rule 14a-8(e) and the Company's bylaws, shareholder proposals were required to be submitted by June 26, 2012. This deadline was contained in NTS's proxy statement mailed in connection with the 2011 Annual Meeting of Shareholders. This defect cannot be cured at this time. Accordingly, we are providing the notice to your office and a copy of this correspondence is being delivered to Mr. Part in accordance with Rules 14a-8(f) and (j).

If any additional information is needed with respect to these matters, you can reach me by telephone at (858) 720-7469, email at jmercer@sheppardmullin.com, or fax at (858) 523-6705.

James A. Mercer III

James A. Mercer, III
Partner
+1.858.720.7469 | From the U.S.
+44(0)207.199.5953 | From the U.K
JMercer@sheppardmullin.com | Bio

SheppardMullin
Sheppard Mullin (UK) LLP
One London Wall, London, EC2Y 5EB
www.SheppardMullin.com

From: RONALD PART
Sent: Friday, July 13, 2012 5:56 PM
To: shareholderproposals@sec.gov
Cc: Jamie Mercer
Subject: National Technical Systems, Inc. Shareholder Proposal

July 13, 2012

Via E-Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen,

As a long time shareholder, I am saddened and quite surprised to see that NTSC is spending so much time, effort, and expense to squash my two sentence proposal that merely asks them to conduct fair and impartial annual elections.

First, a brief recap of why I feel this simple proposal is necessary. I own a small amount of NTSC stock, but many large shareholders seem to have lost faith in the management of this Company. They got together and submitted some proposals for last year's annual meeting; the most important being a suggestion that the company consider hiring an investment banker to investigate the sale of NTSC. Naturally, the Company went to great lengths to defeat these proposals. Besides many other tactics which are not germane to this proposal, they moved the annual meeting, which usually takes place in Los Angeles near the great majority of shareholders, to a small town in Illinois. I believe this was done in part to avoid embarrassing questions and comments from shareholders which the Company regularly faces in Los Angeles. I was under the impression that the votes for these various "13D shareholder group" proposals would be electronically tallied and delivered to NTSC, but it turns out that the leader of the "13D" proxy movement decided to deliver the votes in person at the annual meeting. When, for whatever reason, the gentlemen arrived *no more than five minutes after the start of the meeting,* he was told that the election was closed and his very large number of votes would not be counted. This information was given to me by a man who was at the meeting, and I have heard it secondhand from several other sources. In speaking with several shareholders who have attended over a dozen NTSC meetings, they have never seen the elections close in such a short period of time and recall most elections being opened for quite a while.

As to Mr. Mercer's letter, I submit the following:

I. **Rule 14a-8(i)(6)** – My proposal does not interfere with the ability of the Inspectors of Election to determine when the polls close. In fact, the first sentence ("Notwithstanding the fact that the

Inspectors of Election shall determine when the polls close") reiterates that they have that sole authority. The proposal merely seeks to remind them that, in the interest of "fairness to all shareholders", the polls remain open for a reasonable amount of time. They would still be within their rights to ignore the wishes of the shareholders and conduct another five minute election if they so desired.

As to the Board's great confusion as to who should handle this task and how it should be done, I would gladly revise my proposal to state that the present CFO of the Company should handle this task by letter.

II. **Rule 14a-8(i)3** – I do not agree that this proposal contains false or misleading statements, but I would be glad to clarify or revise the things that Mr. Mercer finds troubling.

i. "five million votes were cast" Yes, I suppose that can be unclear depending upon how you define "cast". Five million votes were made, but they were thrown in the trash by NTSC, so maybe technically they were not cast if you believe "cast" means placed in the ballot box. I would gladly revise this to something like "five million votes were not allowed to be cast" or "five million votes arrived several minutes late and were not counted".

ii. "the votes had to be hand delivered" My mistake. I will strike that sentence.

iii. "a cowardly act..." If Mr. Mercer is uncomfortable with this language, I would consider changing the wording, but notice that he never specifically refutes the claim in his entire six page letter that the annual meeting election was ***less than five minutes long.*** The votes were technically not "cast" against the company because the election was not, in my opinion, conducted with "fairness to all shareholders" as required by California law. If a meeting starts at 11:00am and the election is closed at 11:05am, is that fair?

As to Mr. Mercer's other assorted claims that my explanation of the reasons behind my proposal are vague or misleading, that of course depends upon whose side you are on. He claims that my statement that there were "approximately five million cast against the company" is vague and misleading. The only reason that we don't know how many "13D" votes there were is because NTSC refused to accept them due to their "quick count" election. I would gladly rephrase that to state that a large number of votes would have been cast in opposition to the Company's wishes.

As to the statement that the votes had to be hand delivered, that is my mistake and I will gladly remove it. I was under the impression that this had to be the case since it did not make much sense to me that the 13D shareholders were doing this by hand unless it was required.

Nowhere in my statement do I imply that the voting process was illegal, and I would like Mr. Mercer to point out where he sees that phrase or suggestion. As to his claim that the election was run in accordance with the law, you will once again see that Mr. Mercer takes ten sentences to describe the events of the election, but once again dances around my information that this election was closed within five minutes of the start of the 11:00am meeting. Technically, since the Inspectors of Election alone determine the length of the voting period, a ten second election would be "in accordance with state law", but Mr. Mercer conveniently ignores the final portion of the law which states that they shall "conduct the election or vote with fairness to all."

Regarding my comment that this election was a cowardly act that goes against everything American, that is my opinion and is not meant as any kind of personal attack on the people involved with this Company or the election. I do not know any of them. Once again, Mr. Mercer doesn't refute the claim of the five minute voting period. In one of the most important elections in this Company's history, when they knew millions of votes against their wishes were on the way, it certainly seems to me that closing the voting period more quickly than they have ever done in the past is not a shining example of fairness.

As to Mr. Mercer's fifth bullet point, I have already stated that I can revise my proposal to state that the CFO would be instructed to deliver a letter to the Inspector of Elections. Mr. Mercer's confusion as to why a longer election period would be beneficial is perplexing to me. Having an election longer than five minutes for a publically held company is beneficial to everyone voting so that even the slightest hint of impropriety is eliminated. Does he think that all of the people whose votes were not counted believe that this election was fair? Every election should be sufficiently long enough to allow all of the votes to be cast. Finally, if Mr. Mercer anticipates that future Inspectors of Election will have such difficulty determining how long the meetings might be, and therefore how long the voting should remain open, I suggest they ask the Company how long the last five annual meetings have been, and then use those figures to come up with a reasonable amount of time for voting. If this is too difficult for them, I suggest that the Company employ Inspectors of a higher caliber.

In closing, I believe that my slightly revised proposal, as outlined below, is certainly not false or misleading. The Company's claims are based on their interpretation of events and their definitions of various words. Is a vote "cast" when the voter puts his "X" on the ballot, or when it is mailed in, or when it is given to the Inspector of Elections? Is an election that is technically in accordance with state law "fair", as required, if it is only five minutes long? The Company's various protests against my proposal are based on semantics and a very narrow and incomplete reading of California law. Please note, once again, that in his six page letter against my two sentence proposal that Mr. Mercer never describes just how long those polls were open. He certainly goes into great detail about everything else. Why do you think he never states that those polls were open for a half hour, or twenty minutes, or any other reasonable amount of time?

Revised Proposal:

In 2011, I cast my votes for several proposals that were in direct opposition to the Board's wishes. Unfortunately, in a cowardly act that goes against everything American, those running the meeting closed the election within five minutes of its start, and those many votes were never counted. Therefore, I propose the following:

Notwithstanding the fact that the Inspectors of Election shall determine when the polls close, I request that they be reminded by letter from the current CFO of NTSC that in order to conduct an impartial election with fairness to all shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

Sincerely,

Ronald Part

Cc: James Mercer (via e-mail)

From: RONALD PART*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 13, 2012 12:56 PM
To: shareholderproposals
Cc: jmercer@sheppardmullin.com
Subject: National Technical Systems, Inc. Shareholder Proposal

July 13, 2012

Via E-Mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen,

As a long time shareholder, I am saddened and quite surprised to see that NTSC is spending so much time, effort, and expense to squash my two sentence proposal that merely asks them to conduct fair and impartial annual elections.

First, a brief recap of why I feel this simple proposal is necessary. I own a small amount of NTSC stock, but many large shareholders seem to have lost faith in the management of this Company. They got together and submitted some proposals for last year's annual meeting; the most important being a suggestion that the company consider hiring an investment banker to investigate the sale of NTSC. Naturally, the Company went to great lengths to defeat these proposals. Besides many other tactics which are not germane to this proposal, they moved the annual meeting, which usually takes place in Los Angeles near the great majority of shareholders, to a small town in Illinois. I believe this was done in part to avoid embarrassing questions and comments from shareholders which the Company regularly faces in Los Angeles. I was under the impression that the votes for these various "13D shareholder group" proposals would be electronically tallied and delivered to NTSC, but it turns out that the leader of the "13D" proxy movement decided to deliver the votes in person at the annual meeting. When, for whatever reason, the gentlemen arrived *no more than five minutes after the start of the meeting*, he was told that the election was closed and his very large number of votes would not be counted. This information was given to me by a man who was at the meeting, and I have heard it secondhand from several other sources. In speaking with several shareholders who have attended over a dozen NTSC meetings, they have never seen the elections close in such a short period of time and recall most elections being opened for quite a while.

As to Mr. Mercer's letter, I submit the following:

I. **Rule 14a-8(i)(6)** – My proposal does not interfere with the ability of the Inspectors of Election to determine when the polls close. In fact, the first sentence ("Notwithstanding the fact that the Inspectors of Election shall determine when the polls close") reiterates that they have that sole authority. The proposal merely seeks to remind them that, in the interest of "fairness to all shareholders", the polls remain open for a reasonable amount of time. They would still be within their rights to ignore the wishes of the shareholders and conduct another five minute election if they so desired.

As to the Board's great confusion as to who should handle this task and how it should be done, I would gladly revise my proposal to state that the present CFO of the Company should handle this task by letter.

II. **Rule 14a-8(i)3** – I do not agree that this proposal contains false or misleading statements, but I would be glad to clarify or revise the things that Mr. Mercer finds troubling.

i. "five million votes were cast" Yes, I suppose that can be unclear depending upon how you define "cast". Five million votes were made, but they were thrown in the trash by NTSC, so maybe technically they were not cast if you believe "cast" means placed in the ballot box. I would gladly revise this to something like "five million votes were not allowed to be cast" or "five million votes arrived several minutes late and were not counted".

ii. "the votes had to be hand delivered" My mistake. I will strike that sentence.

iii. "a cowardly act..." If Mr. Mercer is uncomfortable with this language, I would consider changing the wording, but notice that he never specifically refutes the claim in his entire six page letter that the annual meeting election was ***less than five minutes long.*** The votes were technically not "cast" against the company because the election was not, in my opinion, conducted with "fairness to all shareholders" as required by California law. If a meeting starts at 11:00am and the election is closed at 11:05am, is that fair?

As to Mr. Mercer's other assorted claims that my explanation of the reasons behind my proposal are vague or misleading, that of course depends upon whose side you are on. He claims that my statement that there were "approximately five million cast against the company" is vague and misleading. The only reason that we don't know how many "13D" votes there were is because NTSC refused to accept them due to their "quick count" election. I would gladly rephrase that to state that a large number of votes would have been cast in opposition to the Company's wishes.

As to the statement that the votes had to be hand delivered, that is my mistake and I will gladly remove it. I was under the impression that this had to be the case since it did not make much sense to me that the 13D shareholders were doing this by hand unless it was required.

Nowhere in my statement do I imply that the voting process was illegal, and I would like Mr. Mercer to point out where he sees that phrase or suggestion. As to his claim that the election was run in accordance with the law, you will once again see that Mr. Mercer takes ten sentences to describe the events of the election, but once again dances around my information that this election was closed within five minutes of the start of the 11:00am meeting. Technically, since the Inspectors of Election alone determine the length of the voting period, a ten second election would be "in accordance with state law", but Mr. Mercer conveniently ignores the final portion of the law which states that they shall "conduct the election or vote with fairness to all."

Regarding my comment that this election was a cowardly act that goes against everything American, that is my opinion and is not meant as any kind of personal attack on the people involved with this Company or the election. I do not know any of them. Once again, Mr. Mercer doesn't refute the claim of the five minute voting period. In one of the most important elections in this Company's history, when they knew millions of votes against their wishes were on the way, it certainly seems to me that closing the voting period more quickly than they have ever done in the past is not a shining example of fairness.

As to Mr. Mercer's fifth bullet point, I have already stated that I can revise my proposal to state that the CFO would be instructed to deliver a letter to the Inspector of Elections. Mr. Mercer's confusion as to why a longer election period would be beneficial is perplexing to me. Having an election longer than five minutes for a publically held company is beneficial to everyone voting so that even the slightest hint of impropriety is eliminated. Does he think that all of the people whose votes were not counted believe that this election was fair? Every election should be sufficiently long enough to allow all of the votes to be cast. Finally, if Mr. Mercer anticipates that future Inspectors of Election will have such difficulty determining how long the meetings might be, and therefore how long the voting should remain open, I suggest they ask the Company how long the last five annual meetings have been, and then use those figures to come up with a reasonable amount of time for voting. If this is too difficult for them, I suggest that the Company employ Inspectors of a higher caliber.

In closing, I believe that my slightly revised proposal, as outlined below, is certainly not false or misleading. The Company's claims are based on their interpretation of events and their definitions of various words. Is a vote "cast" when the voter puts his "X" on the ballot, or when it is mailed in, or when it is given to the Inspector of Elections? Is an election that is technically in accordance with state law "fair", as required, if it is only five minutes long? The Company's various protests against my proposal are based on semantics and a very narrow and incomplete reading of California law. Please note, once again, that in his six page letter against my two sentence proposal that Mr. Mercer never describes just how long those polls were open. He certainly goes into great detail about everything else. Why do you think he never states that those polls were open for a half hour, or twenty minutes, or any other reasonable amount of time?

Revised Proposal:

In 2011, I cast my votes for several proposals that were in direct opposition to the Board's wishes. Unfortunately, in a cowardly act that goes against everything American, those running the meeting closed the election within five minutes of its start, and those many votes were never counted. Therefore, I propose the following:

Notwithstanding the fact that the Inspectors of Election shall determine when the polls close, I request that they be reminded by letter from the current CFO of NTSC that in order to conduct an impartial election with fairness to all shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

Sincerely,

Ronald Part

Cc: James Mercer (via e-mail)

SheppardMullin

Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130-2006
858.720.8900 main
858.509.3691 fax
www.sheppardmullin.com

Writer's Direct Line: 858-720-7469
jmercer@sheppardmullin.com

File Number: 0LFJ-051327

July 12, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: National Technical Systems, Inc. Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client National Technical Systems, Inc., a California corporation (the "**Company**"), with regard to a shareholder proposal and supporting statement (together, the "**Proposal**") submitted to the Company by Ronald Part, an individual shareholder of the Company (the "**Proponent**"), for inclusion in the Company's proxy statement and form of proxy (together, the "**Proxy Materials**") for its 2012 annual meeting of shareholders. A copy of the correspondence between the Company and the Proponent relating to the Proposal, since the date the Proposal was submitted to the Company, is attached to this letter as Exhibit A.

On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concur with the Company's view that, for the reasons stated below, the Proposal may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(6) and/or 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934.[1] Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company intends to file the definitive Proxy Materials with the Commission.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("**SLB 14D**"), this letter, together with the Proposal and related correspondence, is being submitted by e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this submission are being sent concurrently to the Proponent as notification of the Company's intention to omit the Proposal from the Proxy Materials. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only. Finally, Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional

---

[1] Unless otherwise indicated, all references to rules and sections are references to rules promulgated under, and sections of, the Exchange Act.

correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

THE PROPOSAL

The text of the Proposal is as follows:

> In 2011, I cast my votes for several proposals that were in direct opposition to the Board's wishes. My votes turned out to be part of approximately five million cast against the company. I thought that they would be electronically calculated and announced at the Annual Meeting, but it turns out that they had to be hand delivered. Unfortunately, in a cowardly act that goes against everything American, those running the meeting closed the election within five minutes of its start, and those five million votes were never counted. Therefore, I propose the following:
>
> Notwithstanding the fact that the Inspectors of Election shall determine when the polls close, I request that they be reminded that in order to conduct an impartial election with fairness to all shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

GROUNDS FOR EXCLUSION

The Company requests that the Staff concur with the Company's view that the Proposal is excludable under (i) Rule 14a-8(i)(6) because the Company would lack the authority to implement the Proposal, if approved, or (ii) Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements.

ANALYSIS

I. Rule 14a-8(i)(6). The Company would lack the authority to implement the Proposal if approved.

Rule 14a-8(i)(6) permits exclusion of a shareholder proposal or supporting statement if the Company would lack the authority to implement the proposal, if approved. The Proposal suggests that someone "remind" the inspector of elections that it would be "beneficial" if the polls were to remain open for half the "anticipated" meeting length.

The Proposal does not contain any action that the Board can effectively implement. Section 707(b) of the California Corporations Code provides that the inspector of elections for any meeting of shareholders shall determine when the polls close, providing in its entirety as follows (emphasis added):

> (b) **The inspectors of election** shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies, receive votes, ballots or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, **determine when the polls shall close**, determine the result and do such acts as may be proper to conduct the election or vote with fairness to all shareholders.

The Board of Directors could advise future inspectors of election of this shareholder proposal; however, neither the Board of Directors nor the shareholders of a California corporation have the authority to direct the inspector of election with respect the closing of the polls. In addition, the Proposal does not identify who should remind the inspector of elections or how the inspector should be reminded. Consequently, the Board of Directors would not know whether the Proposal, if approved, would have been properly implemented for any meeting.

The Company believes the Proposal is excludable under Rule 14a-8(i)(6) because the Company would lack the authority to implement the Proposal, if approved.

II. Rule 14a-8(i)(3). The Proposal is contrary to the Commission's proxy rules, in that it contains materially false or misleading statements.

Rule 14a-8(i)(3) permits the exclusion of shareholder proposals or supporting statements if they proposal contain materially false or misleading statements. The Proposal contains a number of materially false or misleading statements, including; (i) that "five million [votes were] cast against the company", (ii) that "[the votes] had to be hand delivered" to the meeting, (iii) that the closing of the polls was "a cowardly act that goes against everything American." As discussed below, the votes were not cast against the Company, the votes did not have to be hand delivered at the meeting, and the voting procedures were conducted in accordance with state law under the direction of an independent inspector of elections that oversaw the voting process.

The Proposal arises out of events that occurred at the Company's 2011 annual meeting of shareholders (the "**2011 Annual Meeting**"). Prior to the 2011 Annual Meeting, a group of shareholders (the "**13D Shareholder Group**") filed a Schedule 13D announcing that they were working together to seek positions on the Company's Board of Directors in an effort to affect a sale of the Company. The 13D Shareholder Group conducted a separate proxy solicitation for the 2011 Annual Meeting, proposing an alternate slate of directors and supporting certain shareholder proposals intended to facilitate a sale of the Company. The 13D Shareholder Group collected proxies, but did not deliver their ballot or proxies to the inspector of elections until after the polls had been closed.

Against this background, several of the statements in the Proposal are vague or otherwise misleading:

- The Proponent's statement that his "votes turned out to be part of approximately five million cast against the company" is vague and misleading. The votes were never properly cast. Had they been, they would have been cast for certain director nominees and for certain shareholder proposals. They would not have been cast "against the Company."

- The Proponent's statement that that the votes "had to be hand delivered at the meeting" is false and misleading, creating the impression that there was only a few minutes of time when the ballots could have been delivered. The ballots could have been delivered to the inspector of elections at any time prior the meeting. 13D Shareholder Group was represented by counsel and a proxy advisor in connection with their activities related to the 2011 Annual Meeting. Counsel for the 13D Shareholder Group recommended IVS Associates Inc. as independent inspector of elections for the meeting, and was advised that the Company had retained IVS Associates, Inc. as independent inspector of elections. Counsel for the 13D Shareholder Group was advised that ballots and proxies could be delivered to the inspector of elections in advance of the meeting. Counsel for the 13D Shareholder Group even enquired of the Company's Board of Directors whether they would be delivering their ballot and proxies to the inspector of elections prior to the 2011 Annual Meeting.

- The Proposal falsely implies that the voting process at the 2011 Annual Meeting was illegal. The 2011 Annual Meeting was run in accordance with state law and was overseen by an independent inspector of elections that had been recommended by counsel to the 13D Shareholder Group. As discussed above, under California law, the inspector of elections has the exclusive authority to oversee the voting, determine the closing of the polls and determine whether votes are properly cast. Mr. Craig Dunlop of IVS Associates, Inc. was present at the 2011 Annual Meeting. After the calling for any additional ballots, the chairman of the 2011 Annual Meeting confirmed the closing of the polls with Mr. Dunlop. After the polls had been closed, the proxy holder for the 13D Shareholder Group arrived at the meeting and delivered his ballots and proxies to Mr. Dunlop. The proxyholder was informed that the polls had already been closed. The chairman of the 2011 Annual Meeting recessed the meeting to consult with the Board of Directors and its counsel. After discussion, the chairman of the 2011 Annual Meeting announced that the voting was being overseen by IVS Associates, Inc. and that IVS Associates, Inc. would make the determination of whether or not to count the votes represented by the ballot and proxies that were delivered after the polls had closed. Ultimately, the inspector of elections issued his final report, determining not to include the votes represented by the 13D Shareholder Group's ballot and proxies.

- The Proposal states that the conduct of the voting process at the 2011 Annual Meeting was "a cowardly act that goes against everything American." These statements directly impugn character, integrity, or personal reputation of the Chairman of the Board and inspector of elections for the 2011 Annual Meeting and directly or indirectly make charges concerning improper, illegal, or immoral conduct without factual foundation.

- The Proposal requires that the Inspector of Elections be "reminded that in order to conduct an impartial election with fairness to all shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length." The Proposal does not identify who should remind the inspector of elections or what format of "reminding" would suffice. Moreover, the Proposal does not assert the factual basis for why this would be "beneficial" or how the inspector of elections is to determine the anticipated meeting length. Consequently, we submit that the resolution contained in the Proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Staff has allowed the exclusion under rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. For example, in *General Electric Company* (January 21, 2011) the proposal called for adjustments to a specific type of compensation program, but the company did not maintain any programs of the type described in the proposal. In permitting exclusion of the proposal, the Staff noted: "[i]n applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty what actions or measures the proposal requires. See, also, *General Magic, Inc.* (May 1 , 2000) (permitting exclusion of a proposal that requested the company make "no more false statements" to its shareowners because the proposal created the false impression that the company tolerated dishonest behavior by its employees when, in fact, the company had corporate policies to the contrary).

Accordingly, we submit that the Proposal contains factually incorrect statements concerning the procedures for voting and the events that transpired at the 2011 Annual Meeting and is vague and misleading. The Company believes the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal violates the Commission's proxy rules in that it contains materially false or misleading statements.

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be properly excluded under (i) Rule 14a-8(i)(6) because the Company lacks the authority to implement the Proposal, if approved, or (ii) Rule 14a-8(i)(3) because the Proposal contains materially false or misleading statements.

We hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. Although we have no reason to believe that the Staff will not be able to do so, if it appears that the Staff will not be able to grant the relief requested herein, we would appreciate the opportunity to further discuss this matter with the Staff prior to its issuance of a written response. If any additional information is needed with respect to the matters set forth herein, please contact the undersigned at (858)

720-7469 or by fax at (858) 523-6705. We will promptly forward any correspondence that we receive from the Staff by fax to the Proponent.

Sincerely,

James A. Mercer III
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

SMRH:405665179.2
cc: Ronald Part (via Email)

EXHIBIT A

Correspondence with Proponent regarding Proposal

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, October 19, 2011 9:37 AM
To: Aaron Cohen; Don Tringali; Raffy Lorentzian
Cc: RONALD PART
Subject: NTSC Annual Meeting Proposal

Gentlemen,
I am a long time NTSC shareholder and would like the following placed on the 2012 Annual Meeting ballot:

In 2011, I cast my votes for several proposals that were in direct opposition to the Board's wishes. My votes turned out to be part of approximately five million cast against the company. I thought that they would be electronically calculated and announced at the Annual Meeting, but it turns out that they had to be hand delivered. Unfortunately, in a cowardly act that goes against everything American, those running the meeting closed the election within five minutes of its start, and those five million votes were never counted. Therefore, I propose the following:

Starting with the next Annual Shareholder's Meeting, I recommend that the polls for any election shall remain open for at least the first 20 minutes in meetings lasting 30 minutes or less, and for at least the first 30 minutes in meetings lasting 31 minutes or more.

Thank you,
Ronald Part

From: aaron.cohen@nts.com
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Annual Meeting
Date: Fri, 8 Jun 2012 18:07:52 +0000

Dear Mr. Part, I was given you email address by Scott Glazer in order to respond to your letter to NTS.

I would like to meet with you to explain what happened last year and the situation as it exists this year.

Please call me on my mobile phone so that we can discuss.

Take Care,

Aaron Cohen PE

Vice Chairman & Founder

24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com

Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899

Website: www.nts.com

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, June 12, 2012 1:46 PM
To: Aaron Cohen
Subject: RE: Annual Meeting

Dear Mr. Cohen,
Per our conversation this morning, here's my revised proposal:

Notwithstanding the fact that the Inspectors of Election shall determine when the polls close, I request that they be reminded that in order to conduct an impartial election with fairness to all shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

Thanks,
Ron

From: Aaron Cohen
Sent: Tuesday, June 12, 2012 3:10 PM
To: 'RONALD PART'
Subject: RE: Annual Meeting

Thank you Mr. Part. I am going to ask the Inspector of Elections to honor your request. If there is any issue I will immediately notify you.

Thank you again for understanding the situation.

Take Care,

Aaron Cohen PE

Vice Chairman & Founder

24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com

Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899
Website: www.nts.com

From: Aaron Cohen [mailto:aaron.cohen@nts.com]
Sent: Thursday, June 14, 2012 8:41 AM
To: RONALD PART
Subject: RE: Annual Meeting

Hi Ron,

Thank you for taking the time to call me and discuss the Inspector of Elections protocol as relates to the length of time that the polls remain open at the Annual Meeting. I communicated with our legal counsel and as you and I discussed on our call, state law grants the Inspector of Elections the authority to determine when the polls will close. However, I will request of the Inspector of Elections that the polls be held open for most of the duration of the meeting to address your request that the polls remain open for an extended time. I am confident he will honor my request. Please let me know if you have any concerns with the solution I have delineated. Based on our conversation, my understanding is that you are withdrawing your formal request that a proposal be added to the proxy statement and ballot for this year's Annual Meeting.
Again, thank you for your understanding in this difficult issue.

Take Care,

Aaron Cohen PE
Vice Chairman & Founder
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com
Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899
Website: www.nts.com

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, July 03, 2012 1:41 PM
To: Aaron Cohen
Subject: RE: Annual Meeting

Dear Mr. Cohen,
Thank you for your reassurance that you would request that the polls remain open for most of the duration of the Annual Meetings, but it was not my intention to withdraw my request to have this proposal on the ballot. My intention was to have the proposal on the ballot as it was rewritten and resubmitted in my previous e-mail:

Notwithstanding the fact that the Inspectors of Election shall determine when the polls close, I request that they be reminded that in order to conduct an impartial election with fairness to all

shareholders, it would be beneficial if the polls could remain open for at least half of the anticipated meeting length.

Thanks,

Ron

From: Aaron Cohen [mailto:aaron.cohen@nts.com]
Sent: Wednesday, July 04, 2012 12:57 PM
To: RONALD PART
Cc: Don Tringali
Subject: RE: Annual Meeting

Dear Mr. Part,

I thought I made it clear that your requested proposal is illegal according to California Law. That is why I recommended that we comply with your wishes with placing the request on a ballot. If you insist, we will have to engage legal counsel to respond to you and the SEC explaining the illegality of the request. This process will cost the Company approximately $5,000 to have our council respond appropriately. Again, I ask that you work with the Company, to save the money by accepting that the Company respond to your request, as we discussed in our emails.

Take Care,

Aaron Cohen PE
Vice Chairman & Founder
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com
Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899
Website: www.nts.com

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, July 05, 2012 9:21 AM
To: Aaron Cohen
Subject: RE: Annual Meeting

Dear Mr. Cohen,
I do not believe that my reworded proposal is illegal in that it does not interfere in any way with the Inspector of Elections ability to fully control all aspects of the election as indicated in California law. It merely requests that they be reminded that in order to be fair and impartial it would be beneficial if the election time period was reasonable. They still would be completely in their rights to ignore this request and hold a five minute election as I hear they did last year. As far as the five thousand dollars goes, it is unfortunate you feel that you have to spend that amount of money fighting for your belief that NTSC should be allowed to ignore the votes of a huge percentage of their shareholders.

Ron

From: aaron.cohen@nts.com
To: *** FISMA & OMB Memorandum M-07-16 ***
CC:
Subject: RE: Annual Meeting
Date: Thu, 5 Jul 2012 17:02:24 +0000

There appears to be a disconnect between us. I am more than glad to ask the Inspector of Elections to honor your request. It is in the opinion of our counsel that to put it in the proxy is forbidden by California law. That is the dilemma, I have to deal with. If you would like me to write the request to the Inspector now, I will be more than pleased to do so.

Take Care,

Aaron Cohen PE
Vice Chairman & Founder
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com
Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899
Website: www.nts.com

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, July 08, 2012 9:32 PM
To: Aaron Cohen
Subject: RE: Annual Meeting

Once again, I do not believe that my proposal violates California law as it is written as a recommendation to the Inspectors, not as a rule. I would request that it be placed on the ballot as written below. Please feel free to have your lawyers or the SEC representatives contact me, if necessary.

Ron

On Jul 9, 2012, at 8:27 AM, "Aaron Cohen" <aaron.cohen@nts.com> wrote:

I have forwarded your request to our attorney for his action. I am sorry you do not trust us to implement your wishes verbally. As soon as he responds to us we will either forward to you or have him correspond to you directly.

Take Care,

Aaron Cohen PE
Vice Chairman & Founder
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com
Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899
Website: www.nts.com

From: RONALD PART *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, July 09, 2012 10:13 PM
To: Aaron Cohen
Subject: Re: Annual Meeting

I am afraid that all trust was lost when my votes were tossed in the trash after your three minute election. I believe you know that was not the moral or ethical thing to do.

Ron

Sent from my iPad

From: Aaron Cohen [mailto:aaron.cohen@nts.com]
Sent: Tuesday, July 10, 2012 7:00 AM
To: RONALD PART
Cc: Don Tringali; Jamie Mercer
Subject: RE: Annual Meeting

I must ask you a question. Where you at the meeting, because I was there and that was not what happened. I do not know from whom you received that information.

Take Care,

Aaron Cohen PE
Vice Chairman & Founder
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302
aaron.cohen@nts.com
Main Line: 818-591-0776 ext. 1308
Direct Line: 818-222-3940
Mobile: 818-652-2271
Fax: 818-591-0899
Website: www.nts.com